Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015 (1)	2014 (1)	2013 (1)	2012 (1)	2011 (1)
	(in millions)
Income before extraordinary item	$261	$252	$269	$279	$488
Income taxes	145	131	146	113	248
Capitalized interest	(8)	(10)	(10)	(6)	(4)
	398	373	405	386	732
Fixed charges, as defined:

Interest	223	227	232	288	277
Capitalized interest	8	10	10	6	4
Interest component of rentals charged to operating expense	—	—	—	—	—
Total fixed charges	231	237	242	294	281

Earnings, as defined	$629	$610	$647	$680	$1,013

Ratio of earnings to fixed charges	2.72	2.57	2.67	2.31	3.60

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2015, 2014, 2013, 2012, and 2011 is interest expense of $-0-, interest expense of $-0-, interest income of less than $1 million, interest income of $8 million and interest income of $12 million, respectively, which is included in income tax expense.